Filed by The Middleby Corporation

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Welbilt, Inc.

Commission File No.: 001-37548

1400 Toastmaster Drive, Elgin, Illinois 60120  (847) 741-3300 www.middleby.com April 21, 2021 General Questions and Answers about the Acquisition Why is Middleby acquiring Welbilt? The combination of Middleby and Welbilt will create a dynamic commercial foodservice platform with growth opportunities for both companies. We will be well-positioned to accelerate in-demand innovation to the marketplace to best serve the needs of our customers. We believe there are many strong synergies between the two companies, and both will greatly benefit from each other. Our highly complementary product offerings, customer bases, and international presence will expand. Welbilt has a product portfolio we know very well. All Welbilt brands are highly recognized in the industry, many with longstanding chain customers. Welbilt also has an established global reach which will benefit all businesses within the platform. Welbilt is highly complementary to our current offerings. The transaction has the potential for us to deepen relationships with our customers and channel partners while delivering significant value to both sets of shareholders. What are the benefits of the transaction? For customers, the benefits of the transaction are:     Greatly expanded product portfolio Accelerated new product innovation for a rapidly changing market Premiere service and aftermarket support Streamlined customer relationships For Middleby and Welbilt, the benefits of the transaction include:       Merging of attractive, respected brands Enhancing sales and customer collaboration Expanding international reach Broadening distribution channel Realizing synergies in supply chain and manufacturing Leveraging both companies’ investments in engineering and IoT solutions How will this affect Middleby? We see this as a win-win for both companies due to the complementary portfolios of attractive brands and company synergies as outlined above. This transaction will benefit Middleby by expanding our product portfolio and broadening our global reach through a mature sales channel. More detail will be provided after the transaction closes. Until then, Middleby and Welbilt will continue to operate as separate companies with their responsibilities and management structures unchanged.

How will this benefit Welbilt? We believe the acquisition will benefit Welbilt in many ways, including new sales channels, expanded customer opportunities and product offerings, supply chain savings, and leadership from a deeply experienced management team. What is the timing? We expect the merger to close in late 2021, pending regulatory approvals and customary closing conditions, including approval by the shareholders of both companies. What are the terms of the agreement? Under the terms of the merger agreement, at closing, Welbilt will be an indirect, wholly-owned subsidiary of Middleby. Each outstanding share of Welbilt common stock will be converted into the right to receive shares of Middleby common stock, and all Welbilt options and RSUs will be converted into Middleby options and RSUs in accordance with such exchange ratio. Middleby shareholders will continue to hold the Middleby shares they currently own. Middleby and Welbilt estimate that upon completion of the merger, current Middleby shareholders will collectively own approximately 76% of the outstanding shares of Middleby common stock, and current Welbilt shareholders will collectively own approximately 24% of the outstanding shares of Middleby common stock (in each case based on fully diluted shares outstanding of Middleby). What will management of the new company look like? At the closing of the merger, the Middleby board of directors will be comprised of nine directors, consisting of the seven current members of the Middleby board and two additional directors selected from the Welbilt board. The Middleby CEO, Tim FitzGerald, and CFO, Bryan Mittelman, will continue in their current roles after the transaction closes. What are the long-term plans? With the expanded synergies, accelerated innovation capabilities, and enhanced global reach between the companies, we are excited for the future of Middleby. We will be discussing our longer-term goals and plans after the close of the transaction. How will this benefit customers? Our growth through past acquisitions has allowed us to offer a broader portfolio of brands to our customers, as well as introduce better products, service levels, and innovations. We are confident that this acquisition will similarly benefit our customers. 2

Forward-Looking Statements This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties. Middleby’s and Welbilt’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the stockholders of Middleby or Welbilt or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Middleby or Welbilt; the ability of Middleby and Welbilt to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of COVID-19 or other public health crises and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in Middleby’s and Welbilt’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transactions. For more information, see the section entitled “Risk Factors” and the forward looking statements disclosure contained in Middleby’s and Welbilt’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Middleby and Welbilt undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional Information and Where to Find It In connection with the proposed transaction, Middleby intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Middleby and Welbilt that also constitutes a prospectus of Middleby. Each of Middleby and Welbilt also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Middleby and Welbilt. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED 3

TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Middleby and Welbilt, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Middleby will be available free of charge on Middleby’s investor page at www.middleby.com or by contacting the Middleby Investor Relations Department by email at investors@middleby.com or by phone at +1 (847) 741-3300. Copies of the documents filed with the SEC by Welbilt will be available free of charge on Welbilt’s website at www.welbilt.com or by contacting Welbilt’s Investor Relations Department by email at Richard.Sheffer@welbilt.com or by phone at +1 (727) 853-3079. Participants in the Solicitation Middleby, Welbilt and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Middleby is set forth in Middleby’s proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on March 31, 2021, and Middleby’s Annual Report on Form 10-K for the fiscal year ended January 2, 2021, which was filed with the SEC on March 3, 2021. Information about the directors and executive officers of Welbilt is set forth in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on March 15, 2021, and Welbilt’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Middleby or Welbilt using the sources indicated above. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. 4